Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

March 31, 2018

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Entrée Resources Ltd.

Consolidated Statements of Comprehensive Loss

For the periods ended March 31, 2018 and 2017 (Unaudited)

(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

		Three months ended March 31
	Note	2018	2017
Expenses
Exploration	13	$70	$69
General and administrative		464	905
Depreciation		6	3
Other		(23)	-
Operating loss		517	977
Foreign exchange loss		135	43
Interest income		(25)	(24)
Interest expense	8	76	59
Loss from equity investee	6	13	48
Operating loss before income taxes		716	1,103
Income tax (recovery) expense		-	-
Net loss from continuing operations		716	1,103
Net loss from discontinued operations	2	-	153
Net loss		716	1,256
Foreign currency translation adjustment		(708)	(96)
Net loss and comprehensive loss		$8	$1,160
Net loss per common share
Basic and fully diluted – continuing operations		$(0.00)	$(0.01)
Basic and fully diluted – discontinued operations		$(0.00)	$(0.00)
Weighted average shares outstanding
Basic and fully diluted (000’s)		174,059	169,233
Total shares issued and outstanding (000’s)	10	174,284	172,803

The accompanying notes are an integral part of these consolidated financial statements.

3

Entrée Resources Ltd.

Consolidated Balance Sheets

As at March 31, 2018 and December 31, 2017 (Unaudited)

(expressed in thousands of U.S. dollars)

	Note	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		$6,639	$7,068
Receivables		266	263
Prepaid expenses		137	119
		7,042	7,450
Property, plant and equipment	5	102	112
Mineral property interests	7	516	532
Long-term investment	6	147	151
Reclamation deposits and other		12	12
Total assets		$7,819	$8,257
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$304	$247
		304	247
Loan payable to Oyu Tolgoi LLC	8	7,927	7,841
Deferred revenue	9	23,938	24,658
Total liabilities		32,169	32,746
Stockholders’ deficiency
Common stock, no par value, unlimited number authorized, 174,283,740 (December 31, 2017 – 173,573,572) issued and outstanding	10	140,143	139,689
Additional paid-in capital		21,868	22,175
Accumulated other comprehensive income		5,938	5,230
Accumulated deficit		(192,299)	(191,583)
Total stockholders’ deficiency		(24,350)	(24,489)
Total liabilities and stockholders’ deficiency		$7,819	$8,257

Nature and continuance of operations (Note 1)

Plan of arrangement and discontinued operations (Note 2)

Commitments and contingencies (Note 16)

Subsequent events (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

4

Entrée Resources Ltd.

Consolidated Statement of Stockholders’ Deficiency

For the periods ended March 31, 2018 and 2017 (Unaudited)

(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000’s)	Share capital	Additional paid-in capital	Other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2017		173,574	$139,689	$22,175	$5,230	$(191,583)	$(24,489)
Net loss for the period		-	-	-	-	(716)	(716)
Foreign currency translation		-	-	-	708	-	708
Stock-based compensation	11	-	-	17	-	-	17
Issuance of share capital – stock options	11	710	454	(324)	-	-	130
Balance at March 31, 2018		174,284	$140,143	$21,868	$5,938	$(192,299)	$(24,350)

Balance at December 31, 2016		153,045	$179,299	$20,863	$(7,061)	$(173,612)	$19,489
Net loss for the period		-	-	-	-	(1,256)	(1,256)
Foreign currency translation		-	-	-	96	-	96
Issuance of share capital – private placement		18,529	5,179	-	-	-	5,179
Issuance of share capital – stock options		1,229	383	(343)	-	-	40
Balance at March 31, 2017		172,803	$184,861	$20,520	$(6,965)	$(174,868)	$23,548

The accompanying notes are an integral part of these consolidated financial statements.

5

Entrée Resources Ltd.

Consolidated Statements of Cash Flows

For the periods ended March 31, 2018 and 2017 (Unaudited)

(expressed in thousands of U.S. dollars)

		Three months ended March 31
	Note	2018	2017
Cash flows from operating activities
Net loss		$(716)	$(1,256)
Items not affecting cash
Depreciation		6	3
Stock-based compensation		17	-
Loss from equity investee		13	48
Interest expense		76	57
Unrealized foreign exchange losses		377	119
		(227)	(1,028)
Change in non-cash operating working capital
(Increase) decrease in receivables and prepaid expenses		(20)	85
Increase in other assets		-	(39)
Increase in accounts payable and accruals		56	25
Discontinued operations	2	-	(205)
		(191)	(1,162)
Cash flows from financing activities
Proceeds from issuance of capital stock – private placement	11	-	5,179
Proceeds from issuance of capital stock – stock options		130	39
		130	5,218
(Decrease) increase in cash and cash equivalents		(61)	4,056
Cash and cash equivalents - beginning of period		7,068	13,391
Effect of exchange rate changes on cash		(368)	103
Cash and cash equivalents - end of period		$6,639	17,550

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

6

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Resources Ltd. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia) (the "BCBCA"). On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.

The principal business activity of Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the "Company" or "Entrée"), is the exploration and development of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the development stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources Corp. ("Mason Resources") in exchange for 77,804,786 common shares of Mason Resources (the "Mason Common Shares"). Mason Resources commenced trading on the Toronto Stock Exchange on May 12, 2017 under the symbol "MNR" and on the OTCQB Venture Market on November 9, 2017 under the symbol “MSSNF”.

As part of the Arrangement, Entrée then distributed its 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.); Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.); and M.I.M. (U.S.A.) Inc. The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ deficiency of $44.2 million.

7

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

3	Basis of presentation and functional currency translation

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2017. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

The functional currency of Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss. The functional currency of Entrée Resources Ltd.’s subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ equity (deficiency) as accumulated other comprehensive income (loss).

4	Significant accounting policies

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2017 (the "2017 Notes"). The following provides further elaboration of the existing accounting principles which were outlined in the 2017 Notes.

Exploration and development

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights in the period incurred.

Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other capitalized financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the units-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the units-of-production method or the straight-line method (over one to twenty years).

Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Capital works in progress are not depreciated until the capital asset has been put into operation.

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Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Property, plant and equipment

	March 31, 2018			December 31, 2017
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Office equipment	$54	$10	$44	$55	$8	$47
Computer equipment	144	128	16	149	130	19
Field equipment	37	32	5	39	33	6
Buildings	44	7	37	45	5	40
	$279	$177	$102	$288	$176	$112

6	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in a large, prospective land package that includes two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company. The Company is entitled to 20% or 30% of the mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, the Shivee West Property, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for the Shivee West Property would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 8).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30-year term and have rights of renewal for two further 20-year terms.

9

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

As of March 31, 2018, the Entrée/Oyu Tolgoi JV had expended approximately $30.1 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to the interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.0 million for the three-month period ended March 31, 2018 (2017 - $0.0 million) plus accrued interest expense of $0.1 million for the three-month period ended March 31, 2018 (2017 - $0.1 million).

The Entrée/Oyu Tolgoi JV investment carrying value at March 31, 2018 was $0.1 million (December 31, 2017 - $0.2 million) and was recorded in long-term investment. This amount is related to prepaid license fees which are capitalized beginning January 1, 2018 in accordance with the Company’s accounting policy relating to exploration and development (Note 4).

7	Mineral property interests

a)	Cañariaco Project Royalty, Peru

The Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% net smelter returns ("NSR") royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

The book value on March 31, 2018 was $0.5 million (December 31, 2017 - $0.5 million)

b)	Other Properties

The Company also has interests in other properties in Mongolia (Shivee West Property) and Australia (Blue Rose joint venture). During fiscal 2014, the Company recorded an impairment against the property in Australia and, as a result, there was $nil recognized as an asset on the balance sheet.

8	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

10

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

9	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm") whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

11

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

10	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At March 31, 2018, the Company had 174,283,740 (December 31, 2017 – 173,573,572) shares issued and outstanding.

Share purchase warrants

At March 31, 2018, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

The fair value per share purchase warrant was determined to be C$0.37 based on the following weighted average assumptions using the Black Scholes option pricing model:

Share price	C$0.55
Risk-free interest rate	1.01%
Dividend rate	0.00%
Expected life	5 years
Annualized volatility	72%

11	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the Toronto Stock Exchange (the "TSX") on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Stock option transactions are summarized as follows:

	March 31, 2018
	Number of shares (000’s)	Weighted average exercise price C$
Outstanding – beginning of period	9,175	0.38
Granted	100	0.63
Exercised	(710)	0.47
Cancelled	(1,160)	0.47
Forfeited/expired	-	-
Outstanding – end of period	7,405	0.36

12

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At March 31, 2018, the following stock options were outstanding:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Exercise price per share C$	Expiry date
985	985	231	0.26 – 0.36	Apr – Dec 2018
860	860	284	0.18	Dec 2019
1,320	1,320	290	0.28 – 0.32	July – Dec 2020
2,240	2,240	339	0.33 – 0.36	Mar – Nov 2021
1,900	1,884	-	0.52 – 0.62	May – Oct 2022
100	50	-	0.63	Feb 2023
7,405	7,339	1,144

During the three months ended March 31, 2018, the Company granted a total of 100,000 (2017 – Nil) incentive stock options to a Director at an exercise price of C$0.63 and 345,000 stock options with an exercise price of C$0.47 were exercised and the Company received gross proceeds of C$162,150. In addition, stock options to purchase 1,525,000 Designated Shares with an exercise price of C$0.47 were terminated and an aggregate of 365,168 common shares were issued.

12	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company’s assets are geographically segmented as follows:

	March 31, 2018	December 31, 2017
Canada	$6,817	$7,226
Other	1,002	1,031
	$7,819	$8,257

13	Exploration costs

	Three months ended March 31
	2018	2017
Mongolia	$32	$41
Other	38	28
	$70	$69

13

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Financial instruments

a)	Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)	Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2018, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $6.6 million (December 31, 2017 - $7.1 million).

15	Supplemental cash flow information

There were no significant non-cash transactions during the three month periods ended March 31, 2018 and 2017.

16	Commitments and contingencies

As at March 31, 2018, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3- 5 years	More than 5 years
Lease commitments	$529	$111	$349	$69	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 9).

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Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2018 and 2017 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Administrative Services Agreement

On May 9, 2017, Mason Resources entered into an Administrative Services Agreement with Entrée whereby Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the three month period ended March 31, 2018 was $0.2 million (2017 - $Nil).

18	Related party transactions

Other than those described in Note 17, the Company did not enter into any transactions with related parties during the three-month period ended March 31, 2018.

19	Subsequent events

Subsequent to March 31, 2018, stock options to purchase 50,000 Designated Shares with an exercise price of C$0.27 were terminated and an aggregate of 20,666 common shares were issued.

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